PRESS RELEASE
CZN-TSX CZICF-OTCBB	FOR IMMEDIATE RELEASE March 29, 2010

CANADIAN ZINC REPORTS FINANCIAL RESULTS FOR FISCAL 2009 UPDATE ON VATUKOULA GOLD MINES Plc

Vancouver, British Columbia, March 29, 2010 - Canadian Zinc Corporation (TSX: CZN; OTCBB: CZICF) (the “Company” or “Canadian Zinc”) announces its financial results for the year ended December 31, 2009.

This press release should be read in conjunction with the audited financial statements and notes thereto for the year ended December 31, 2009, and management’s discussion & analysis (“MD&A”) for the year ended December 31, 2009 available on SEDAR at www.sedar.com.

Financial Results for Fiscal 2009

For the year ended December 31, 2009, Canadian Zinc reported a net loss of $611,000 compared to a loss of $4.228 million for the year ended December 31, 2008. The reduced loss in 2009 was primarily attributable to gains on the Company’s marketable securities and lower mineral exploration and development expenses.

For the year ended December 31, 2009, the Company reported overall gains on its marketable securities of $6.102 million, compared to a $38,000 loss for the year ended December 31, 2008.  These gains arose as a result of increases in quoted prices for the Company’s marketable securities, notably its investment in Vatukoula Gold Mines Plc (“VGM”), which is described in further detail below.

As at December 31, 2009, the Company had cash and cash equivalents of $5.197 million, short term investments of $2.246 million and marketable securities of $15.382 million, for a total of $22.825 million. The Company also had a positive working capital balance of $22.476 million.

As at December 31, 2008, the Company had cash and cash equivalents of $9.225 million, short term investments of $11.723 million, marketable securities of $2.024 million and a positive working capital balance of $22.557 million.

During 2009, Canadian Zinc expended $1.052 million relating to permitting and environmental matters (2008 - $862,000). These expenditures included costs related to the ongoing environmental assessment being conducted by the Mackenzie Valley Environmental Impact Review Board as part of the permitting process for operating permits for the Prairie Creek Mine, as well as liaising with local communities and Parks Canada Agency.

During the year ended December 31, 2009, the Company expended $2.260 million on its mineral exploration and development programs at Prairie Creek, compared to $3.426 million for the year ended December 31, 2008.  The Company also incurred expenditures of $2.4 million in 2009 relating to the Tuvatu Gold exploration project in Fiji, which have been written off.

The Prairie Creek Mine:

Canadian Zinc’s principal focus is to advance the Prairie Creek Mine, a zinc/lead/silver property located in the Northwest Territories of Canada, towards production.  The Prairie Creek Property hosts total Measured and Indicated Resources of 5,840,329 tonnes grading 10.71% zinc, 9.90% lead, 0.326% copper, and 161.12 grams silver per tonne,  a large Inferred Resource of 5,541,576 tonnes grading 13.53% zinc, 11.43% lead, 0.514% copper and 215 grams silver per tonne and additional exploration potential.  The Mine is partially developed with an existing 1,000 tonne per day mill and related infrastructure.

The Prairie Creek mineral deposit contains substantial quantities of zinc, lead and silver.  The Measured and Indicated Resource is capable of supporting a mine life in excess of fourteen years at the planned initial rate of 600 tonnes per day, which will increase to 1,200 tonnes per day, and the future inclusion of Inferred Resources is expected to extend the mine life to at least 20 years.

When in production the Mine will add significantly to Canada’s production of lead and zinc concentrates and will create employment for about 225 people and business opportunities for the local communities in the Dehcho region of the Northwest Territories.

Prairie Creek Operations and Permitting Update

Canadian Zinc’s primary focus for 2009 has been to move forward in the permitting process for the operating permits for the Prairie Creek Mine, operating only a limited mine site program in the summer months of 2009.

The main focus of summer work at Prairie Creek was an ongoing program of rehabilitating part of the winter road which connects the Prairie Creek Mine site to the Liard Highway.  This program involved drilling and blasting to widen the road in the proximity of Prairie Creek.  In addition, the Company performed a number of environmental studies and programs including: mine site water management, groundwater analysis, air-monitoring, rare plant/wildlife analysis, archaeological surveys, geotechnical assessments, and road analysis and terrain assessments.

Throughout 2009, the Company continued its discussions and engagement with the local communities of Nahanni Butte Dene Band and Liidlii Kue First Nation (Fort Simpson) with whom Canadian Zinc has entered into Memoranda of Understanding to establish mutually beneficial, cooperative and productive relationships.  Canadian Zinc has agreed to use its best efforts to employ community members on a first preference basis and to assist the communities to benefit from the business opportunities associated with the Prairie Creek Project.

In May 2008, the Company applied to the Mackenzie Valley Land and Water Board (“MVLWB”) for a Type “A” Water Licence and three Type “A” Land Use Permits; one for the operation of the Prairie Creek Mine and the other two for Transfer Facilities along the road. A detailed Project Description Report was filed with the MVLWB as part of the permit applications.  In September 2008, the MVLWB referred the applications to the Mackenzie Valley Environmental Impact Review Board (“MVEIRB”) for Environmental Assessment.

The MVEIRB issued the Draft Terms of Reference and a Draft Work Plan in May 2009 and the final Terms of Reference and Work Plan were issued in June 26, 2009.  Following the issue of the final Terms of Reference and Work Plan the Company commenced the preparation of the Developer’s Assessment Report (“DAR”) which was submitted for filing with the MVEIRB in March 2010.

The MVEIRB had indicated that it anticipated concluding its Report of Environmental Assessment by October 2010, however, it is likely given the open ended nature of the Mackenzie Valley permitting process and Company’s experience to date, that the Environmental Assessment and permitting process for the Prairie Creek Mine will extend for a considerable time.

Vatukoula Gold Mines Plc:

Canadian Zinc holds 628,669,022 ordinary shares, representing approximately 17% of the issued share capital, of Vatukoula Gold Mines Plc (“VGM”), a UK company listed on the AIM Market of the London Stock Exchange, which currently owns and operates the Vatukoula Gold Mine located in Fiji.

The Vatukoula Gold Mine has an operational history of over 70 years during which time it is reported to have produced some seven million ounces of gold and over two million ounces of silver from the treatment of around 22.5 million tonnes of ore. Production at the mine was suspended by the previous owners in 2006. VGM acquired the mine in April 2008 and since then has restarted operations.

Cautionary note:  The historic and forward-looking information presented below with regard to the actual and proposed operations of Vatukoula Gold Mines Plc has been summarized from VGM’s publicly filed documents.

For its financial year ended August 31, 2009, VGM reported total consolidated revenue of £18.8 million, compared to £3.8 million in the prior year, as a result of a substantial increase in gold production to 33,757 ounces of gold from the treatment of 220,439 tonnes of ore, compared to the production of 12,847 ounces of gold from the treatment of 57,117 tonnes of ore in the prior year, and a higher average gold price received of US$ 881 per ounce.

VGM has reported, in its Mineral Reserves and Mineral Resources Report (prepared in accordance with National Instrument 43-101 by Mr. John Tyrell and Mr. Anthony Silveira, who are Qualified Persons and full-time employees of AMC Consultants Pty Ltd.) that, as at August 31, 2009, the Vatukoula Gold Mine had:

•	A combined Proven and Probable Reserve estimate of 1.9 million tonnes of ore grading 10.9 grams of gold per tonne, for contained gold of 680,000 ounces of gold;
•	An underground combined Measured and Indicated Mineral Resource of 8.3 million tonnes grading 10.5 grams of gold per tonne, for contained gold of 2.8 million ounces; and
•	An Inferred Mineral Resource of 4.7 million tonnes grading 8.6 grams of gold per tonne, for contained gold of 1.3 million ounces.

In September and October 2009, VGM raised funds totaling £11 million.  The net proceeds of the share placements completed by VGM during 2009 are anticipated to be used to assist in increasing its gold production to a targeted annual rate of 100,000 ounces by the beginning of the 2011 calendar year.  This is expected to be achieved via an increased underground capital development program allowing access to increased mining faces, increasing both the tonnage delivered from underground and delivered grade to the mill.

In December 2009, VGM signed the Vatukoula Trust Deed with the Minister for Lands and Mineral Resources of the Republic of Fiji, which formalizes a number of key concessions and exemptions to VGM’s Fijian operations as well as establishing a Social Assistance Trust.  The Trust will support members of the Vatukoula community who were previously employed at the mine when it closed temporarily in December 2006, but who have not been rehired and have not been able to find new employment.  A total of Fijian $6 million (approximately US$ 3 million), payable over five years will be paid to the Trust.  VGM completed the first payment of F$1.5 million to the Trust in March 2010.

Concessions granted to VGM under the Trust Deed include exemptions: on the payment of Corporation tax for a total of five years; on the payment of Import Excise Duty for a period of three years; on the importation of automotive diesel oil and industrial diesel fuel; on the payment of export tax for a period of five years; on the payment of fiscal duties for all plant equipment machinery and motor vehicles for a period of three years; and the acceleration of depreciation provisions.

Vatukoula Gold Mine Operations Report (unaudited)
(per VGM December 17, 2009 and March 22, 2010 Updates)	December 1 – February 28, 2010 Q2	September 1 - November 30, 2009 Q1	June 1 - August 31, 2009 Q4	Year ended August 31, 2009
Underground Mining / Sulphide Processing
Ore mined (t)	62,606	45,105	43,705	212,029
Average grade	6.93	8.34	7.57	7.59
Ore delivered (t)	58,230	43,406	45,310	188,344
Sulphide head grade (g/t)	6.60	8.63	4.93	6.28
Oxide Plant
Ore delivered (t)	43,472	43,899	32,095	32,095
Oxide head grade (g/t)	1.99	1.93	1.78	1.78
Total
Development (metres)	2,036	1,664	1,682	5,755
Ore processed (t)	102,302	86,329	77,405	220,439
Average ore head grade (g/t)	4.64	5.29	3.63	6.27
Recovery (%)	84%	84%	82%	75%
Gold recovered * (oz)	12,869	12,227	7,444	33,757
Gold shipped (oz)	15,267	8,826	6,617	33,246
* includes gold which has been partially processed but not produced as gold doré or shipped.

For its quarter ended November 30, 2009, VGM reported gold sales of 8,826 ounces, up from the previous quarter (6,617 ounces), an average realized gold price of US$ 1,096 per ounce, compared with the previous quarter (US$ 929 per ounce) and gold recovery of 12,227 ounces, up from the previous quarter (7,444 ounces).

VGMs underground production for the quarter ended November 30, 2009, increased to 45,105 tonnes, with an average mine grade of 8.34 grams of gold per tonne.  The planned increase in underground mining was impacted by the availability and utilization rates of the underground haulage equipment which limited the amount of ore transported to the mill.

During the quarter ended November 30, 2009, a total of 43,406 tonnes of ore from underground was milled at a grade of 8.63 grams gold per tonne and the Oxide circuit treated 43,899 tonnes at a grade of 1.93 grams of gold per tonne.  Overall the plant had recoveries of 84%, consistent with the previous quarter.

For its quarter ended February 28, 2010, VGM reported gold sales of 15,267 ounces, up from the previous quarter (8,826 ounces), an average realized gold price of US$ 1,104 per ounce, compared with the previous quarter of US$ 1,096 per ounce and gold recovery of 12,869 ounces, compared with the previous quarter of 12,227 ounces.

VGMs underground production for the quarter ended February 28, 2010, increased to 62,606 tonnes, with an average mine grade of 6.93 grams of gold per tonne, compared to 45,105 tonnes with an average grade of 8.34 grams per tonne for the quarter ended November 30, 2009.  The upgraded underground mining fleet had a positive impact on operations resulting in an 18% increase in tonnes of ore processed and a 20% increase in development metres, compared to the previous quarter.  The lower mining grade was as a result of increased ore delivered from development work and mining of lower grade areas.  VGM reported that it has acquired four additional underground exploration drills (for a total available of nine), which are being used to provide advance information for detailed mine planning purposes.

During the quarter ended February 28, 2010, a total of 58,230 tonnes of ore from underground was milled at a grade of 6.60 grams gold per tonne and the Oxide circuit treated 43,472 tonnes at a grade of 1.99 grams of gold per tonne.  Overall the plant had recoveries of 84%, consistent with the previous quarter.

Current planning reported by VGM management is to restore mine operations to a targeted production of 60,000 ounces of gold for the year ending August 31, 2010, and to a pro rata annual production rate of 100,000 ounces by the beginning of the 2011 calendar year.

For further information on VGM refer to the company website: www.vgmplc.com.

Risks and Uncertainties

This press release should be read in conjunction with the audited financial statements and notes thereto and management’s discussion & analysis (“MD&A”) for the year ended December 31, 2009, available on SEDAR at www.sedar.com.

The Company’s business and results of operations are subject to numerous risks and uncertainties, many of which are beyond its ability to control or predict. Because of these risks and uncertainties, actual results may differ materially from those expressed or implied by forward-looking statements, and investors are cautioned not to place undue reliance on such statements, which speak only as of the date hereof.

Investors are advised to review the discussion of risk factors associated with the Company’s business set out in the Company’s Annual Information Form for the year ended December 31, 2009, which has been filed with the Canadian Securities Regulators on SEDAR (www.sedar.com). The risks and uncertainties, as summarized in the Company’s MD&A and in other Canadian and U.S. filings, are not the only risks facing the Company.  Additional risks and uncertainties not currently known to the Company, or that are currently deemed to be immaterial, also may materially adversely affect the Company’s business, financial condition and/or operating results.

Alan Taylor, P.Geo., Chief Operating Officer, Vice President Exploration and a Director of Canadian Zinc Corporation, is responsible for the Company’s exploration program, and is a Qualified Person for the purposes of National Instrument 43-101 and has approved this press release.

Cautionary Statement - Forward Looking Information

This press release contains certain forward-looking information.  This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the issue of permits,  the size and quality of the company’s mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes of VGM, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the timing of exploration, development and mining activities and the financial results of the company.  There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company does not currently hold a permit for the operation of the Prairie Creek Mine.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.  Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves.  There is no certainty that mineral resources will be converted into mineral reserves.

Cautionary Note to United States Investors

The United States Securities and Exchange Commission (“SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms in this press release, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

For further information contact:
John F. Kearney	Alan B. Taylor
Chairman	VP Exploration & Chief Operating Officer
(416) 362- 6686	(604) 688- 2001
Suite 700 – 220 Bay Street Toronto, ON M5J 2W4 Tel: (416) 362-6686 Fax: (416) 368-5344	Suite 1710-650 West Georgia Street, Vancouver, BC V6B 4N9 Tel: (604) 688-2001 Fax: (604) 688-2043 Tollfree:1-866-688-2001
E-mail: invest@canadianzinc.com      Website:  www.canadianzinc.com